UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AVINGER, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36817	20-8873453
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Chesapeake Drive, Redwood City, CA 94063

(Address of principal executive offices) (Zip Code)

Matthew B. Ferguson, Chief Business Officer and Chief Financial Officer

(650) 241-7900

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒               Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of Avinger, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period of January 1, 2016 to December 31, 2016.

The Company is a medical device company that designs, manufactures and sells image-guided, catheter-based systems that are used by physicians to treat patients with peripheral artery disease. We also manufacture and sell products designed to allow physicians to penetrate a total blockage in an artery, known as a chronic total occlusion.

Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactures or contracted to manufacture during the year ended December 31, 2016 contained columbite-tantalite, cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals”) necessary to the functionality or production of such products. The Company conducted an internal assessment of its product portfolio to determine which products, if any, contain or may contain Conflict Minerals. Based on this assessment, the Company determined that tungsten is necessary to the functionality or production of certain of the Company’s products.

After completing the internal assessment described above, the Company conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any of the tungsten contained in its products originated in the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (together, the “Covered Countries”) or were from recycled scrap sources. The RCOI involved (i) identifying those of the Company’s products with respect to which Conflict Minerals are necessary for the functionality or production of such products; (ii) identifying the foundries that manufacture such products and the suppliers (if any) from whom the Company procures components used in the manufacture of such products; (iii) obtaining reports regarding the use of Conflict Minerals from these foundries and suppliers using the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition — Global eSustainability Initiative; (iv) analyzing the reports received from such foundries and suppliers; and (v) engaging such foundries and suppliers with follow-up inquiries, to the extent necessary.

Based upon the RCOI described above, the Company has in good faith concluded that it has no reason to believe that the tungsten contained in materials, components or products supplied to the Company in the period covered by this report may have originated in the Covered Countries.

In accordance with the requirements of Rule 13p-1, the above disclosure is publicly available in the Governance section of the Investors page of the Company’s website at www.avinger.com.

Section 2 — Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Avinger, Inc.
(Registrant)

Date: May 23, 2017	/s/ MATTHEW B. FERGUSON
Matthew B. Ferguson
Chief Business Officer and Chief Financial Officer

2